================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             --------------------

                                   FORM 11-K
                             --------------------


/X/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the Fiscal Year Ended December 31, 1995

                                      OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                      to

Commission file number 000-20913

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                      Teleport Communications Group Inc.
                            Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      Teleport Communications Group Inc.
                              One Teleport Drive
                      Staten Island, New York 10311-1033

================================================================================

ITEMS 1 AND 2

FINANCIAL STATEMENTS

                                                                     Page Number
                                                                  In This Report
                                                                  --------------

     Report of Independent Auditors                                      3

     Statement of Net Assets Available for Benefits                      4
         December 31, 1995 and 1994

     Statement of Changes in Net Assets Available for                    5
         Benefits Years Ended December 31, 1995 and 1994

     Notes to Financial Statements                                       6
         Years Ended December 31, 1995 and 1994

ADDITIONAL INFORMATION

     Schedule I                                                         14
         Schedule of Assets Held for Investment
              December 31, 1995

     Schedule II                                                        15
         Schedule of Reportable Transactions
              Year Ended December 31, 1995

SIGNATURE                                                               16

EXHIBIT

23   Consent of Deloitte & Touche LLP                                   17

INDEPENDENT AUDITORS' REPORT

Teleport Communications Group Inc.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Teleport Communications Group Inc. Retirement Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with general accounting principles.

Our audits were conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules are subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
New York, New York

October 30, 1996

TELEPORT COMMUNICATIONS GROUP INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994
--------------------------------------------------------------------------------


                                                        1995            1994

CASH                                               $       981      $         6
                                                   -----------      -----------
INVESTMENTS - At fair value:
  Money market funds                                 2,080,145        1,262,161
  Common stock                                         587,775          431,324
  Value of interest in registered investment
   companies                                        12,624,627        6,412,374
  Loans to participants                                451,256          254,789
                                                   -----------      -----------

       Total investments                            15,743,803        8,360,648
                                                   -----------      -----------

RECEIVABLES:
  Interest                                               -                   52
  Employer contributions                                97,621             -
  Participant contributions                            160,850          114,598
  Repayments of participant loans                       15,109           12,511
                                                   -----------      -----------

       Total receivables                               273,580          127,161
                                                   -----------      -----------

LIABILITIES:

  Participant forfeitures in excess of
   employer contributions receivable                     -              (89,010)
                                                   -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS                  $16,018,364      $ 8,398,805
                                                   ===========      ===========

See notes to financial statements.

TELEPORT COMMUNICATIONS GROUP INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1995 AND 1994
--------------------------------------------------------------------------------


                                                          1995          1994
EARNINGS ON INVESTMENTS:
  Interest and dividends                              $   122,454   $    64,313
  Net realized and unrealized appreciation
   (depreciation) on common stock                         184,905       (76,301)
  Net gain from registered investment companies         2,586,813        13,794
                                                      -----------   -----------

     Total earnings on investments                      2,894,172         1,806
                                                      -----------   -----------

CONTRIBUTIONS:
  Employer                                              1,519,905       935,647
  Participant                                           2,699,967     1,663,683
  Rollovers                                             1,078,797       770,382
                                                      -----------   -----------

     Total contributions                                5,298,669     3,369,712
                                                      -----------   -----------

DISTRIBUTIONS TO PARTICIPANTS                            (573,282)     (383,412)
                                                      -----------   -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS       7,619,559     2,988,106

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF
 YEAR                                                   8,398,805     5,410,699
                                                      -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR        $16,018,364   $ 8,398,805
                                                      ===========   ===========

See notes to financial statements.

TELEPORT COMMUNICATIONS GROUP INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994

--------------------------------------------------------------------------------


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The more significant accounting and reporting policies followed in the preparation of the financial statements of the Teleport Communications Group Inc. Retirement Savings Plan (the "Plan") are:

      a. Investment Valuation - Investments in securities listed on national securities exchanges are valued at the closing composite price published for the last business day of the year. Other investments are stated at fair value as determined by the trustee.

      b. Investment Transactions and Investment Income - Investment transactions are accounted for on the trade date of purchases or sales. Realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the Plan year. Dividend income earned is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated quarterly to participants' accounts within the fund based on the participants' relative beginning balances adjusted for withdrawals and contributions.

      c. United States Federal Income Taxes - The Plan is intended to be qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under section 501(a) of the Code. The Plan received a favorable IRS determination letter dated April 26, 1996. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      d. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2.    PLAN DESCRIPTION

      The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      a. General - The Plan is a defined contribution plan established effective January 1, 1992 to provide benefits to qualified employees of Teleport Communications Group Inc. and certain affiliates (referred to herein collectively as the "Company") which, at December 31, 1995, was owned 30.05994 percent by Cox Teleport, Inc. ("Cox"), a wholly-owned subsidiary of Cox Communications, Inc.,
            29.93994 percent by TCI Teleport, Inc. ("TCI"), a wholly-owned subsidiary of Tele-Communications, Inc., 20.00006 percent by Comcast Teleport, Inc. ("Comcast"), a wholly-owned subsidiary of Comcast Corporation, and 20.00006 percent by Continental Teleport, Inc. ("Continental"), a wholly-owned subsidiary of Continental Cablevision, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

            During 1992, Merrill Lynch Group, Inc., which is a wholly-owned subsidiary of Merrill Lynch & Co., Inc., ("ML&Co.") sold its ownership interest in the Company to Cox and TCI. The accounts of employees of the Company who were participants under various Merrill Lynch & Co., employee benefit plans (the "ML&Co. Plans") were transferred into the Plan.

      b. Administration of the Plan - The Administrative Committee is appointed by the Board of Directors (the "Board") of the Company and serves as a fiduciary of the Plan. The Administrative Committee has general responsibility for the administration and interpretation of the Plan.

      c. Participation - Certain employees of the Company who had been participating under various ML & Co. Plans became participants under this Plan on January 1, 1992. For purposes of electing 401(k) contributions, employees of the Company who had completed one year of service as of January 1, 1992 became participants as of that date. Each other employee shall become a participant for purposes of electing 401(k) savings contributions on the first day of any calendar quarter coincident with or next following the date on which he has completed one year of service.

            For purposes of sharing in retirement contributions made by the Company, employees who had completed one year of service and attained age 21 as of January 1, 1992 became participants as of that date. Each other employee shall become a participant on the first day of any calendar quarter coincident with or next following the date on which he has completed one year of service and attained age 21.

      d.    Contributions - The Plan consists of the following two components:
            (1) a 401(k) savings component under which a participant may elect to defer a portion of his eligible compensation for contribution to the Plan and the Company will match a portion of the participant's contributions, and (2) a retirement savings component under which the Company contributes a specified percentage of a participant's compensation based on the participant's years of service.

            Under the 401(k) component, a participant may elect to contribute from 1 to 15 percent of his compensation to the Plan on a before-tax basis. A participant shall receive a Company matching contribution equal to 50 percent of the first six percent of his compensation contributed up to a maximum of $1,500 per year.

            Under the retirement savings component, the Company shall contribute quarterly an amount equal to a percentage of the participant's eligible compensation based on years of service as follows:

                                                   Percentage of Eligible
                                                        Compensation
                 Years of Service          Up to Compensation  Over Compensation
                 on Each January 4             Threshold            Threshold
             less than five                        2.0%                1.0%
             at least 5 but less than 10           3.0%                1.5%
             at least 10 but less than 15          4.0%                2.0%
             at least 15 but less than 20          5.0%                2.5%
             at least 20 but less than 25          6.0%                3.0%
             at least 25 but less than 30          7.0%                3.5%
             30 or more                            8.0%                4.0%

            The compensation threshold is equal to three-quarters of the annual compensation limit prescribed by Code section 401(a)(17) in effect for the Plan year. The compensation threshold was $112,500 for the years ended December 31, 1995 and 1994. Employee contributions are not required in order to receive Company retirement contributions.

      e. Investment Designation - Each participant shall have the right to direct the investment of his accounts in increments of at least five percent among the investment funds made available by the Company. Each participant shall have the opportunity to change the investment direction or reallocate existing account balances once each calendar quarter. The Plan includes the following funds in which participants could elect to invest their Plan assets.

            . Merrill Lynch Retirement Reserves Money Fund - seeks to provide current income by investing in a diversified portfolio of short-term money market securities such as U.S. government securities, bank certificates of deposit and commercial paper.

            . Merrill Lynch Corporate Bond Fund - seeks to provide income and, secondarily, growth by investing in a portfolio of high quality corporate bonds.

            . Merrill Lynch Capital Fund - seeks to achieve the highest total return (growth and income) by investing in stocks, bonds and convertible securities.

            . Merrill Lynch Basic Value Fund - seeks to provide growth by investing primarily in stocks that the fund manager believes are selling below book value or at an historically low price/earnings ratio.

            . Merrill Lynch Growth Fund for Investment and Retirement - seeks to provide growth and, secondarily, income by investing in companies that the fund manager believes offer attractive growth prospects at reasonable value.

            The Plan also includes a Merrill Lynch Common Stock Fund which consists of participants' shares of Merrill Lynch common stock acquired under the ML&Co. Plans and transferred into the Plan. No contributions to the Merrill Lynch Common Stock Fund are allowed under the Plan.

      f. Loans - Effective January 1, 1993, a participant may apply for a loan in an aggregate amount equal to, or less than, the lesser of:
            (1) $50,000 less the highest outstanding loan balance during the preceding 12 months or (2) 50 percent of the vested value of his 401(k) savings and Company matching accounts. The minimum loan permitted is $1,000. Repayment of a loan must be made over a period not to exceed five years (10 years on loans for a primary residence).

      g. Withdrawals - A participant can make limited withdrawals from the Plan as described below:

            . Five-Year Participant Withdrawals - A participant may withdraw up to 100 percent of his Company matching account if he has not yet reached age 59 1/2 and has participated in the Plan for at least five years, including participation in the ML & Co. Plans.

            . Long-Term Disability Withdrawals - During a period of disability, a participant may withdraw up to 100 percent of the value of his 401(k) savings account, and if fully vested, up to 100 percent of his Company matching account.

            . Age 59 1/2 Withdrawals - Upon reaching age 59 1/2, a participant may withdraw up to 100 percent of the value of his 401(k) savings account, and if fully vested, up to 100 percent of his Company matching account.

            . Hardship Withdrawals - A participant may request a hardship withdrawal from his 401(k) savings account, and if fully vested, from his Company matching account. The request cannot exceed the amount required to fulfill the need caused by the financial hardship. Hardship withdrawals may be requested for tuition and related expenses, unreimbursed medical expenses exceeding $500 annually, costs directly related to the purchase of a principal residence (excluding mortgage payments) and costs to prevent eviction from, or foreclosure on, a principal residence. Before receiving a hardship withdrawal, a participant must have taken the maximum loan amount available under the Plan.

            . PAYSOP Shares Withdrawals - A participant may elect withdrawals from his PAYSOP account, in cash or shares, after the beginning of the month following the 84th month from the date the shares were initially allocated to his account under the ML&Co. Employee Stock Ownership Plan.

      h. Distributions - Upon retirement or termination of service, the participant is entitled to a distribution of the vested portion of his account balance. If the participant's account balance is $3,500 or less, the participant shall receive a lump sum distribution as soon as practicable after retirement or termination of service. If the value of a participant's account exceeds $3,500, the participant can defer receipt of his account balances until he reaches age 65. All benefits shall be paid in the form of a lump sum distribution in cash, except that a participant may request that distributions from the Merrill Lynch Common Stock Fund be paid in whole shares of stock.

            A participant must begin receiving distributions of his benefits no later than the first day of April following the calendar year in which he attains age 70 1/2, even if he is still employed by the Company.

            Upon the death of a participant, a lump sum distribution equal to the value of the vested portion of the participant's account shall be made to his beneficiary as soon as practicable after the participant's death.

      i. Vesting - A participant is always 100 percent vested in his amounts transferred from the ML & Co. Plans, employee contributions and rollover amounts from other plans. Participants become fully vested in Company retirement contributions upon the earlier of completion of five years of service, disability, death or attainment of age 65.

            Participants become vested in Company matching contributions as follows:

                    Years of Service                          Vesting Percentage
                 Less than one                                         0%
                 One, but less than two                               20%
                 Two, but less than three                             40%
                 Three, but less than four                            60%
                 Four, but less than five                             80%
                 Five or more                                        100%

            For purposes of determining a participant's vesting percentage, service is counted from the later of the date the participant began working with the Company or any past or future owners and October 1, 1987.

      j. Expenses - Expenses of administering the Plan may be paid out of Plan assets if the Company does not pay such expenses directly.

      k. Forfeitures - Forfeitures shall be applied to reduce Company contributions.

      l. Amendment or Discontinuance of the Plan - The Company expects to continue the Plan indefinitely, but reserves the right to modify or terminate the Plan at any time. In no event shall assets of the Plan be used for any purpose other than for the exclusive benefit of participants or their beneficiaries and for payment of Plan expenses.

3.    INFORMATION CERTIFIED BY THE TRUSTEE

      The following information was prepared by Merrill Lynch Trust Company, as trustee, and furnished to the plan administrator. The plan administrator has obtained certification from the trustee that such information as of December 31, 1995 and 1994 is complete and accurate.

                                                      1995               1994
Investments at fair value as determined
  by quoted market price:
  Corporate Bond Fund                            $   994,817         $  637,752
  Capital Fund                                     2,371,442          1,353,433
  Basic Value Fund                                 2,928,600          1,540,587
  Growth Fund for Investment and Retirement        6,329,768          2,880,602
  Merrill Lynch & Co. Common Stock                   587,775            431,324

Investments at estimated fair value as determined
  by Merrill Lynch Trust Company:
  Retirement Reserves Money Fund                   2,022,195          1,257,287
  CMA Money Fund                                      57,950              4,880
  Loan Fund                                          451,256            254,789
                                                 -----------         ----------

  Total Plan investments                         $15,743,803         $8,360,654
                                                 ===========         ==========

      In addition, interest, dividends, net realized and unrealized appreciation or depreciation, and net investment gain from registered investment companies included in the caption "Earnings on Investments" have been derived from statements certified by the Trustee for the years ended December 31, 1995 and 1994. The "Earnings on Investments" for the years ended December 31, 1995 and 1994 are comprised of the following:

                                                     1995               1994
Interest and Dividends:
  Merrill Lynch & Co. Common Stock Fund       $    12,441           $    11,280
  Retirement Reserves Money Fund                   88,200                44,233
  Loan Fund                                        21,813                 8,800
                                              -----------           -----------

Total                                         $   122,454           $    64,313
                                              ===========           ===========

Net realized and unrealized appreciation
 (depreciation) of investments as
 determined by quoted market prices:
 Merrill Lynch & Co. Common Stock Fund        $   184,905           $   (76,301)
                                              ===========           ===========

Net investment gain (loss) from registered
 investment companies:
  Corporate Bond Fund                         $   142,862           $   (30,255)
  Capital Fund                                    506,966                13,381
  Basic Value Fund                                610,228                27,909
  Growth Fund for Investment and Retirement     1,326,757                 2,759
                                              -----------           -----------

Total                                         $ 2,586,813           $    13,794
                                              ===========           ===========

4. ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

   The following is a summary of the allocation, by fund, of net assets available for benefits at December 31, 1995 and 1994:
                                                  1995                  1994
  Corporate Bond Fund                         $   972,317           $   610,956
  Capital Fund                                  2,439,000             1,284,613
  Basic Value Fund                              2,964,795             1,531,839
  Growth Fund for Investment and Retirement     6,660,533             3,059,198
  Common Stock Fund                               596,106               440,918
  Retirement Reserves Money Fund                1,956,581             1,221,827
  Loan Fund                                       429,032               249,454
                                              -----------           -----------

  Net assets available for benefits           $16,018,364           $ 8,398,805
                                              ===========           ===========

5.    OTHER INFORMATION RELATED TO CHANGES IN NET ASSETS
      AVAILABLE FOR BENEFITS

      Other changes in net assets available for benefits, by fund, for the years ended December 31, 1995 and 1994 were as follows:

                                                      1995              1994
       Employer contributions:
        Corporate Bond Fund                      $   92,345         $   91,668
        Capital Fund                                189,898            148,376
        Basic Value Fund                            277,236            174,994
        Growth Fund for Investment and Retirement   634,638            384,054
        Retirement Reserves Money Fund              325,788            136,555
                                                 ----------         ----------

       Total                                     $1,519,905         $  935,647
                                                 ==========         ==========

       Participant contributions:
        Corporate Bond Fund                      $  174,932         $  168,923
        Capital Fund                                365,613            273,338
        Basic Value Fund                            554,810            346,071
        Growth Fund for Investment and
         Retirement                               1,307,970            709,168
        Retirement Reserves Money Fund              296,642            166,183
                                                 ----------         ----------

        Total                                    $2,699,967         $1,663,683
                                                 ==========         ==========

        Rollover contributions:
         Corporate Bond Fund                     $   30,841         $   68,455
         Capital Fund                               184,154            119,322
         Basic Value Fund                           201,801            105,680
         Growth Fund for Investment and
          Retirement                                531,895            285,596
         Retirement Reserves Money Fund             130,106            191,329
                                                 ----------         ----------

        Total                                    $1,078,797         $  770,382
                                                 ==========         ==========

        Distributions to participants:
         Corporate Bond Fund                     $   21,981         $   37,748
         Capital Fund                                71,202             75,478
         Basic Value Fund                           103,494             63,210
         Growth Fund for Investment and
          Retirement                                292,423            104,286
         Retirement Reserves Money Fund              66,408             83,574
         Merrill Lynch & Co. Common Stock Fund       17,774             14,179
         Loan Fund                                     -                 4,937
                                                 ----------         ----------

        Total                                    $  573,282         $  383,412
                                                 ==========         ==========

                                                      1995             1994
    Transfers from (to) other funds:
     Corporate Bond Fund                         $   (57,638)      $ (192,006)
     Capital Fund                                    (21,042)        (120,516)
     Basic Value Fund                               (107,625)           7,422
     Growth Fund for Investment and Retirement        92,498          338,045
     Retirement Reserves Money Fund                  (39,574)         (33,173)
     Merrill Lynch & Co. Common Stock Fund           (24,384)         (13,772)
     Loan Fund                                       157,765           14,000
                                                 -----------       ----------

    Total                                        $      -          $     -
                                                 ===========       ==========

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                     1995            1994
     Net assets available for benefits per the
      financial statements                       $16,018,364      $ 8,398,805
     Amounts allocated to withdrawing
      participants                                  (283,123)         (57,801)
                                                 -----------      -----------

     Net assets available per the Form 5500      $15,735,241      $ 8,341,004
                                                 ===========      ===========

   The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

                                                                  Year Ended
                                                                 December 31,
                                                                     1995
     Distributions to participants per the financial statements  $   573,282
     Amounts allocated to withdrawing participants
      at December 31, 1995                                           283,123
     Amounts allocated to withdrawing participants
      at December 31, 1994                                           (57,801)
                                                                 -----------

     Benefits paid to participants per Form 5500                 $   798,604
                                                                 ===========

   Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved prior to December 31 but not yet paid as of that date.

                                    ******

TELEPORT COMMUNICATIONS GROUP, INC.
RETIREMENT SAVINGS PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 1995
--------------------------------------------------------------------------------

                                     Description of                            Current
         Identity of Issue             Investment            Cost               Value
Merrill Lynch Retirement
  Reserves Money Fund               Money Market Fund     $ 2,022,195        $ 2,022,195

Merrill Lynch CMA
  Money Fund                        Money Market Fund          57,950             57,950

Merrill Lynch & Co.
  Common Stock                      Common Stock              344,733            587,775

Merrill Lynch Corporate
  Bond Fund                         Mutual Fund               966,768            994,817

Merrill Lynch Capital Fund          Mutual Fund             2,189,832          2,371,442

Merrill Lynch Basic Value Fund      Mutual Fund             2,478,786          2,928,600

Merrill Lynch Growth Fund
  for Investment and Retirement     Mutual Fund             5,652,772          6,329,768

Loans to participants               Loans receivable,
                                    7 to 10% interest, repaid
                                    through bi-weekly
                                    payroll deductions
                                    up to 120 months          451,256            451,256
                                                          -----------        -----------

Total Assets Held for Investment                          $14,164,292        $15,743,803
                                                          ===========        ===========

TELEPORT COMMUNICATIONS GROUP, INC.
RETIREMENT SAVINGS PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1995
--------------------------------------------------------------------------------


                                                         Number of    Number of   Total Value   Total Value     Net Gain/
      Identity of Issue        Description of Assets     Purchases      Sales      Purchasers      Sales         (Loss)
Merrill Lynch Retirement
 Reserves Money Fund           Money Market Fund            43           13       $2,217,308     $1,452,400     $    -

Merrill Lynch Capital Fund     Mutual Fund                  34           26        1,006,334        236,763        13,369

Merrill Lynch Corporate
 Bond Fund                     Mutual Fund                  38           22          389,079        102,310        (2,125)

Merrill Lynch Basic Value
 Fund                          Mutual Fund                  34           31        1,179,324        241,671        31,611

Merrill Lynch Growth Fund
 for Investment and
 Retirement                    Mutual Fund                  35           32        3,359,041        609,878       100,386

CMA Money Fund                 Money Market Fund           334          232       12,207,421     12,174,348          -

Merrill Lynch Ready Asset
 Trust                         Money Market Fund             2            1        1,300,486      1,300,486          -

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.


                                       TELEPORT COMMUNICATIONS GROUP INC.
                                       RETIREMENT SAVINGS PLAN




                                       By: /s/ John A. Scarpati
                                          ---------------------------------



Dated:  October 31, 1996